                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              DT Industries, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                        (Title and Class of Securities)

                                  23333 J108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  Larry Weis
                                 P.O. Box 1600
                               Lebanan, MO 65536
                                (417) 533-3007
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 25, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided for in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                                 SCHEDULE 13D

CUSIP No.     23333 J108                                      Page 2 of 8 Pages
              ----------                                          ---  ---
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Robert W. Plaster

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [X]
3    SEC USE ONLY


4    SOURCE OF FUNDS (See instructions)

     PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                          7      SOLE VOTING POWER
       NUMBER OF
        SHARES                   1,105,300
     BENEFICIALLY
       OWNED BY           8      SHARED VOTING POWER
         EACH
      REPORTING                  0
        PERSON
         WITH             9      SOLE DISPOSITIVE POWER

                                 1,105,300

                         10      SHARED DISPOSITIVE POWER

                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,105,300

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.9%

14   TYPE OF REPORTING PERSON (See instructions)

     IN
--------------------------------------------------------------------------------
(1)  See discussion below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.     23333 J108                                      Page 3 of 8 Pages
              ----------                                          ---  ---
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Stephen R. Plaster

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [X]
3    SEC USE ONLY


4    SOURCE OF FUNDS (See instructions)

     PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                          7      SOLE VOTING POWER
       NUMBER OF
        SHARES                   18,000
     BENEFICIALLY
       OWNED BY           8      SHARED VOTING POWER
         EACH
      REPORTING                  0
        PERSON
         WITH             9      SOLE DISPOSITIVE POWER

                                 18,000

                         10      SHARED DISPOSITIVE POWER

                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 1%

14   TYPE OF REPORTING PERSON (See instructions)

     IN
--------------------------------------------------------------------------------
(1)  See discussion below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     23333 J108                                      Page 4 of 8 Pages
              ---------                                           ---  ---
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Larry Weis

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See instructions)

     PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                          7      SOLE VOTING POWER
       NUMBER OF
        SHARES                   1,590
     BENEFICIALLY
       OWNED BY           8      SHARED VOTING POWER
         EACH
      REPORTING                  0
        PERSON
         WITH             9      SOLE DISPOSITIVE POWER

                                 1,590

                         10      SHARED DISPOSITIVE POWER

                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,290

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 1%

14   TYPE OF REPORTING PERSON (See instructions)

     IN
--------------------------------------------------------------------------------
(1)  See discussion below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     23333 J108                                  Page 5 of 8 Pages
              ----------                                      ---  ---
--------------------------------------------------------------------------------
Item 1.  Security and Issuer:

         This amendment to Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Common Stock") of DT Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 1949 East Sunshine, Suite 2-300, Springfield, Missouri 65804.

Item 2.  Identity and Background:

         No change.

Item 3.  Source and Amount of Funds or Consideration.

         No change.

Item 4.  Purpose of the Transaction.

         The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

         Consistent with their investment purposes, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. The Reporting Persons may seek to have one or more persons designated by them elected to the Board of Directors of the Issuer.

         In addition to the activities described in previous filings, on January 25, 2001, Robert Plaster, on behalf of Evergreen Investments, wrote the company expressing Evergreen's interest in purchasing the assets of two of the Issuer's subsidiaries. The letter is attached as Exhibit 2 to this Statement on Schedule 13D.


         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         No change.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1:  Agreement Regarding Joint Filing of Schedule 13D.

         Exhibit 2: Letter dated January 25, 2001 from Robert W. Plaster to James J. Kerley.

CUSIP No.     23333 J108                                      Page 6 of 8 Pages
              ----------                                          ---  ---
--------------------------------------------------------------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ Robert W. Plaster
                                                   ______________________
                                                   Robert W. Plaster


                                                   /s/ Stephen R. Plaster
                                                   ______________________
                                                   Stephen R. Plaster


                                                  /s/ Larry Weis
                                                  _______________________
                                                  Larry Weis



                                           Date:  January 25, 2001